Exhibit 99.1

Hello Everyone,

My name is Max from the Operations team here at Masterworks.

We are thrilled to present xPxexixnxtxuxrxex x1x8x1x xxx x8x1x xcxmx, x x1x6x xmxaxix x2x0x0x6x by the iconic french artist, Pierre Soulages.

Soulages was born in 1919 in Rodez, in southern France. As a child he was fascinated by the prehistoric cave paintings of the region. He built a career, through many phases of work, that explored light as an artistic material. He is often referred to as the painter of “Black and light” -

This work, is a strong example of his “outrenoir”, or “Ultra black” paintings. The work is a large scale vertical painting, with heavily textured, incongruent, horizontal stripes.

As the light shifts, or the viewer moves, the image will change.

Why do we like this painting? Three reasons:

One: Soulages has an established reputation globally and has been the subject of multiple solo exhibitions at major international institutions. Including: Le louvre in Paris, The tate in London, MOMA and the Guggenheim in New York, the Seibu museum of Art in Tokyo, the museum of modern and contemporary art in Seoul and the Hermitage in St Petersberg.

Two: We believe Soulages’ market has attractive upside potential with a record price compound growth rate of 20.1% from December 5, 1983, to June 30, 2023.

And Three: Auction records for artworks similar in style, scale, and period are led by Peinture 202 x143 cm, 17 juin 2008, which sold for $1,698,979 at the Sotheby’s Paris on June 5, 2019, and Peinture 91 x 181 cm, 26 décembre 2014, which sold for $1,458,308 at Christie’s London on June 28, 2023.

Thank you for joining us, and we look forward to introducing you to this extraordinary work by the unique Pierre Soulages.